1/8/07

AP 1/4/07

06051343

SEC[illegible] [illegible]MISSION

Washington, D.C. 20549

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AMENDED

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 66702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BEDROCK SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Newport Center Dr.

(No. and Street)

Newport Beach, CA 92660

(City) (State) (Zip Code)

PROCESSED

JAN 10 2007

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Friedl 949-999-2709

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone, Walling & Kissinger, CPA's

(Name – *if individual, state last, first, middle name*)

5655 Lindero Cyn Rd., Westlake Village, CA 91362

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED DEC 27 2006 WASH. D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1/10

OATH OR AFFIRMATION

I, Steven L. Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bedrock Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial & Operations Principal

Title

Notary Public

ELLEN S. RUBIN
Commission # 1516657
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TONE, WALLING & KISSINGER
Certified Public Accountants
5655 Lindero Canyon Road, Suite 625
Westlake Village, California 91362
Tel. 818-703-0800; 818-597-5858
FAX 818-597-5860

REPORT OF INDEPENDENT AUDITORS

To the member of
Bedrock Securities, LLC

We have audited the accompanying statement of financial condition of Bedrock Securities, LLC (the "Company") as of December 31, 2005, and the accompanying statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedrock Securities, LLC as of December 31, 2005, and the results of its operations, changes in member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Following an on-site financial review of the Company, on April 20, 2006, the National Association of Security Dealers (NASD) issued a cease and desist request to the Company based on several alleged regulatory violations. The Company has complied with that request and effectively closed down its operations. Following the issuance of the request the Company was only permitted to buy or sell securities to cover proprietary or customer long or short positions. The alleged violations included: (1) the holding of customer funds and securities in violation of its license to conduct business, thus failing to meet the exemptive provision claimed for the Customer Protection Rule; (2) failure to maintain current books and records; and (3) net capital below the required minimum. The accompanying financial statements have been prepared assuming the Company will ultimately be successful at having the NASD's request lifted. In the event the Company is not successful, it would raise substantial doubt about its ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Schedules I and II on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tone, Walling & Kissinger

September 15, 2006.

BEDROCK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and equivalents	$ 367,829
Marketable securities, at market value (cost $1,516,396)	974,363
Cash and securities held for customers	772,959
Prepaid expenses	2,292
Total assets	$ 2,117,443

LIABILITIES & MEMBER'S EQUITY

Accounts payable	$ 36,080
Customer accounts	772,959
Total liabilities	809,039
Member's equity	1,308,404
Total liabilities & member's equity	$ 2,117,443

The accompanying notes are an integral part of these financial statements.

BEDROCK SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commission income	$ 110,695
Interest	4,895
Placement agent fees	52,074
Principal transaction gains(losses):	
Realized	7,121
Unrealized	(542,033)
	(367,248)
Expenses:	
Employee compensation & benefits	13,219
Floor brokerage, exchange & clearance fees	57,929
Communications & data processing	1,200
Interest	193
Occupancy	33,600
Other expenses	30,536
State limited liability company taxes	800
	137,477
Net loss	$ (504,725)

The accompanying notes are an integral part of these financial statements.

BEDROCK SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

Member's equity, January 1, 2005	$ 113,129
Cash contribution	200,000
Contribution of marketable securities	1,500,000
Net loss	(504,725)
Member's equity, December 31, 2005	$ 1,308,404

The accompanying notes are an integral part of these financial statements.

BEDROCK SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (504,725)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Unrealized loss on marketable securities	542,033
Increase in prepaid expenses	(1,083)
Increase in accounts payable	36,080
Decrease in accrued expenses	(13,050)
Net cash provided by operating activities	59,255
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of marketable securities	(16,396)
Net cash used in investing activities	(16,396)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution from member	200,000
Net cash provided by financing activities	200,000
Net increase in cash	242,859
Cash and equivalents, January 1, 2005	124,970
Cash and equivalents, December 31, 2005	$ 367,829

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for	
State limited liability company taxes	$ 800
Interest	193

The accompanying notes are an integral part of these financial statements.

BEDROCK SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Organization and Nature of Business

Bedrock Securities, LLC ("Bedrock" or the "Company"), a Delaware limited liability company, was organized on September 15, 2004. The Company is registered as a broker-dealer of securities with the National Association of Securities Dealers (the NASD). The Company is a member of the NASD and the Securities Investors Protection Corporation (the SIPC). The company's headquarters is in Newport Beach, California.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii); but see also the matters discussed in Note 7.

2. Significant Accounting Policies

Use of Estimates

The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

Commission income and related expenses are recorded on a trade date basis. Investment advisory fees are recognized as earned.

Securities Owned

The Company values its securities owned at the fair market value as of the end of the period, with the unrealized gain or loss recorded as part of revenue in the accompanying statement of operations.

Income Taxes

As a limited liability company, the Company is treated like a partnership for income tax purposes. As such, any taxable income or loss flows directly to its member. Accordingly, other than the California minimum franchise and LLC taxes, no taxes based on net income are recorded.

Cash and Equivalents

Investments with original maturities of three months or less are considered by the Company to be cash equivalents.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule the Company is required to maintain net capital, as defined, of $100,000 and total aggregate indebtedness, as defined, may not exceed 15 times net capital. In December 2005, the Company violated its NASD membership agreement by holding customer funds (see Notes 6 & 7). In doing so, the minimum net capital requirement increased to $250,000 for

as long as this infraction remained uncorrected. As of December 31, 2005, the Company's net capital was $346,250 and the total aggregate indebtedness, as defined, was 2.3 times net capital.

4. Related Party Transactions

The Company shares personnel, office space and other resources with SBI USA, LLC ("SBI"), which shares common ownership with the Company. As such, the common owner has the ability to control the allocation of expenses to the Company. The Company has entered into a three year expense-sharing arrangement with SBI whereby the Company will pay $3,150 per month for rent and other office expenses. The Company does not currently reimburse SBI for the cost of SBI personnel working on behalf of Bedrock.

5. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

All transactions are cleared through one broker. Amounts due from this broker are generally not collateralized.

The Company regularly monitors its exposure to credit risk from this arrangement.

6. Cash and Securities Held For Customers

The Company operates pursuant to SEC Rule 15c-3-3(k)(2)(ii), the Customer Protection Rule, and conducts its business on a fully disclosed basis and should not receive or hold customer funds. During 2005, customer cash and securities were transferred to accounts under the Company's custody. In 2006, the cash and securities were transferred to the customers. The infraction has been disclosed to the NASD, which later conducted an on-site financial review. See note 7 for additional information.

7. Subsequent Events

In spring 2006, the NASD began an investigation into potential violations of NASD rules, including: (1) the holding of customer funds and securities in violation of its license to conduct business, thus failing to meet the exemptive provision claimed for the Customer Protection Rule; (2) failure to maintain current books and records; and (3) net capital below the required minimum. On April 20, 2006, in connection with the investigation, the NASD requested the Company cease all business activities until the violations have been corrected. Following the issuance of the request the Company was only permitted to buy or sell securities to cover proprietary or customer long or short positions.

Following the NASD's request, the Company has addressed the alleged violations by ensuring all securities were transferred to the correct accounts, by bringing the books and records current, and ensuring that the Company's net capital exceeded the required minimum. The Company is seeking to have the request lifted so it can resume operations.

The accompanying financial statements have been prepared assuming the Company will ultimately be successful at having the NASD's request lifted. In the event the Company is not successful, it would raise substantial doubt about its ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5

OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF

DECEMBER 31, 2005

Schedule I

BEDROCK SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

NET CAPITAL	
Total member's equity	$ 1,308,404
Less: Non-allowable assets	(962,154)
Net capital	$ 346,250
AGGREGATE INDEBTEDNESS	
Total Liabilities	$ 809,039
Net capital requirement (greater of 6 2/3% of total aggregate indebtedness or $250,000)	$ 250,000
Net capital in excess of required minimum	$ 96,250
Ratio: Aggregate indebtedness to net capital	2.3 to 1
RECONCILIATION WITH UNAUDITED FOCUS REPORT	
Member's equity as reported in unaudited FOCUS report	$ 1,830,810
Writedown of marketable securities	(540,000)
Accrual of commissions earned	31,785
Accrual of additional expenses	(15,085)
Other audit adjustments, net	894
Member's equity as reported above	$ 1,308,404

BEDROCK SECURITIES, LLC

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

The Company has previously claimed exemption from Rule 15c3-3 under section (k)(2)(ii). During 2005, the Company generally cleared customer transactions through Pershing Investments, LLC on a fully disclosed basis. However, at December 31, 2005, the Company held customer securities in violation of its NASD membership agreement. Accordingly, so long as remained in violation it is now subject to the reserve requirements of Rule 15c3-3. The Computation of the reserve requirements is below. In 2006, the Company intends to switch its clearing relationship to Penson Financial Services.

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 553,262
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 7 business days	-
Market value of short security count differences over 7 business days	-
Market value of short securities and credits in all suspense accounts over 7 business days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer	-
Total credits	553,262
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	-
Margin required and on deposit with the Options Clearing Corporation	-
Aggregate Debit Items	
Total 15c3-3 Debits	-
Excess of total credits over total debits	$ 553,262
Amount required to be held on deposit in special reserve account, equal to 105% of excess of total credits over total debits	580,925
Amount held on deposit in reserve bank account including value of qualified securities at end of reporting period	-
Deficiency in special reserve account	$ (580,925)

TONE, WALLING & KISSINGER
Certified Public Accountants
5655 Lindero Canyon Road, Suite 625
Westlake Village, California 91362
Tel. 818-703-0800; 818-597-5858
FAX 818-597-5860

REPORT ON INTERNAL CONTROL

To the member of
Bedrock Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Bedrock Securities, LLC (the "Company") for the year ended December 31, 2005 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not normally carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

The size of the business necessarily imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2005 financial statements, and this report does not affect our report on such financial statements dated September 15, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Toni, Walling & Kissinger

September 15, 2006.